123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

REBECCA W. BALLOU
Vice President and Assistant General Counsel
Customer Satisfaction

January 21, 2009

Mr. William H. Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20548

Re:	AutoZone, Inc. Form 10-K for Fiscal Year Ended August 30, 2008 Filed October 27, 2008 Form 10-Q for Fiscal Quarter Ended November 22, 2008 Filed December 19, 2008 File No. 1-10714

Dear Mr. Thompson:

This letter is to confirm our conversation today regarding the comment letter dated January 16, 2009, from the Securities and Exchange Commission relating to the referenced filings of AutoZone, Inc. (“AutoZone”).

AutoZone is in receipt of the comment letter, and we are currently in the process of preparing a response. However, due to schedule constraints, we are not able to respond within the ten business day period specified in the comment letter.

In accordance with the conversation, we understand that AutoZone will be allowed until February 16, 2009 to submit its response to the comment letter.

If you have any questions or need any additional information, please do not hesitate to contact me at (901) 495-7964 or Preston Frazer at (901) 495-7952. Thank you for your assistance.

Very truly yours,

/s/ Rebecca W. Ballou
Rebecca W. Ballou

cc:	Preston Frazer Harry L. Goldsmith, Esq.